Filed by: Gold Royalty Corp.
(Commission File Number: 001-40099)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Elemental Royalties Corp.

Offer Extended Until May 12, 2022

This document is important and requires your immediate attention. It should be read in conjunction with the Existing Offer to Purchase and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

Shareholders (as defined below) in the United States should read the “Notice to United States Shareholders and Other Shareholders Outside Canada” on page 2 of this Third Notice of Variation and Extension.

If you have any questions, please contact Laurel Hill Advisory Group, the information agent and depositary in connection with the Offer (as defined below), by telephone at 1-877-452-7184 (North American Toll-Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Neither this document nor the Existing Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. Information has been incorporated by reference in the Existing Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated therein by reference may be obtained on request without charge from the Chief Financial Officer of Gold Royalty Corp., 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, telephone number 604-396-3066 and are also available electronically on SEDAR at www.sedar.com or on Gold Royalty Corp.’s website at www.goldroyalty.com/elemental-offer/.

Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this Third Notice of Variation and Extension or the Existing Offer to Purchase and Circular or determined that this Third Notice of Variation and Extension or the Existing Offer to Purchase and Circular is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

April 27, 2022

GOLD ROYALTY CORP.

THIRD NOTICE OF VARIATION AND EXTENSION

of its

OFFER TO PURCHASE

all of the outstanding common shares of

ELEMENTAL ROYALTIES CORP.

on the basis of 0.27 of a common share of Gold Royalty Corp. for each common share of Elemental Royalties Corp.

Gold Royalty Corp. (“Gold Royalty” or the “Offeror”) has prepared this Third Notice of Variation and Extension (the “Third Notice of Variation and Extension”) to give notice that it is extending the Expiry Time set forth in the offer dated January 11, 2022 (the “Original Offer to Purchase”), as supplemented and modified by the notice of change dated January 21, 2022 (the “First Notice of Change”) and the notice of variation and change dated April 11, 2022 ( the “Second Notice of Change” and, together with the Original Offer to Purchase and the First Notice of Change, the “Existing Offer to Purchase”), to purchase, on and subject to the terms and conditions of the Existing Offer to Purchase, all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan, other than any Elemental Shares held directly or indirectly by the Offeror or its affiliates, and which includes any Elemental Shares that may become issued and outstanding after the date of the Existing Offer to Purchase but before the Expiry Time (as defined herein) upon the exercise, exchange or conversion of any Convertible Securities (as defined herein), to 5:00 p.m. (Toronto time) on May 12, 2022. The Existing Offer to Purchase, as varied hereby, is referred to herein as the “Offer”, unless the context otherwise requires.

The Offer has been extended and is now open for acceptance until 5:00 p.m. (Toronto time) on May 12, 2022 (the “Expiry Time”) unless the Offer is further abridged, extended or withdrawn by the Offeror in accordance with its terms.

This Third Notice of Variation and Extension should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated January 11, 2022 (the “Circular” and, together with the Original Offer to Purchase, as modified by the First Notice of Change and the Second Notice of Change, the “Existing Offer and Circular” or “Existing Offer to Purchase and Circular”); (ii) the First Notice of Change; (iii) the Second Notice of Change; (iv) the letter of transmittal that accompanied the Original Offer to Purchase and Circular (the “Letter of Transmittal”); and (v) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (the “Notice of Guaranteed Delivery” and, collectively with the Letter of Transmittal and the Existing Offer to Purchase and Circular, the “Existing Offer Documents”). To the extent specifically set out in this document, the Existing Offer Documents are deemed to be amended as of the date hereof to give effect to the amendments described in this document, and as of the date hereof, the term Existing Offer Documents shall also include this Third Notice of Variation and Extension. Unless the context otherwise requires, capitalized terms used herein but not defined herein that are defined in the Existing Offer to Purchase and Circular have the respective meanings given to them in the Existing Offer to Purchase and Circular.

Shareholders who have not yet deposited their Elemental Shares under the Offer and who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Elemental Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Elemental Shares set out at Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (printed on PINK paper), a manually executed facsimile thereof or CDS online letter of guarantee option.

-ii-

All Shareholders who have already validly deposited and not properly withdrawn their Elemental Shares under the Offer do not need to do anything further to receive consideration offered by the Offeror for Elemental Shares under the Offer.

Shareholders whose Elemental Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Elemental Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided above and on the back cover of this document. Additional copies of this document, the Existing Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary and are available at the Offeror’s website at www.goldroyalty.com/elemental-offer/ or on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Elemental Shares as permitted by applicable Laws or regulations of Canada or its provinces or territories.

Information contained in this document is given as of April 27, 2022, unless otherwise specifically stated.

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

North American Toll Free Phone: 1-877-452-7184

Outside of North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

-iii-

NOTICE TO UNITED STATES SHAREHOLDERS AND OTHER SHAREHOLDERS OUTSIDE CANADA

In connection with the Offer, the Offeror has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F–4 and Amendment No. 1 thereto (together, the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”), which contains a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE INCLUDED HEREIN AND THEREIN, INCLUDING ANY ATTACHED SCHEDULES, AND ALL OTHER APPLICABLE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, ELEMENTAL AND THE OFFER. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at the Offeror’s website, www.goldroyalty.com or by directing a written or oral request to the Information Agent and Depositary for the Offer, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, 1-416-304-0211 outside North America, or by e-mail at assistance@laurelhill.com, or to the Chief Financial Officer of the Offeror at 1830-1030 West Georgia Street, Vancouver, British Columbia, telephone 604-396-3066.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror and Elemental is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, Elemental and such other persons may be located outside the United States. Shareholders resident in the United States (“U.S. Shareholders”) may not be able to sue the Offeror, Elemental or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE EXISTING OFFER TO PURCHASE AND CIRCULAR, OR THIS THIRD NOTICE OF VARIATION AND EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E as applicable to tender offers conducted under the Tier II “cross-border tender offer rules” adopted by the SEC. The Tier II exemption provides limited relief under Section 14(e) and Regulation 14E. The Offer is made in the United States with respect to a Canadian foreign private issuer, also in accordance with Canadian provincial and federal corporate and take-over bid rules. U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to prospectuses and circulars for tender offers of United States domestic issuers registered under the U.S. Securities Act.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Exchange Act, the Offeror or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Elemental Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase cannot be made in the United States but may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable Canadian laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Shareholders of such information.

Annual financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and interim financial statements incorporated by reference herein have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting and thus may not be comparable to financial statements of U.S. companies.

U.S. Shareholders should be aware that the disposition of their Elemental Shares, including the associated SRP Rights, and the acquisition of Gold Royalty Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of the United States, may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of Elemental Shares, including the associated SRP Rights, may have tax consequences which may not be described herein. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

For a discussion regarding the risks related to the Offer and the Offeror, see Section 6 of the Circular, “Risk Factors Related to the Offer”.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Elemental Shares and the accompanying SRP Rights and is not made for any warrants, options or any other rights to acquire Elemental Shares (collectively, “Convertible Securities”). Any holder of such Convertible Securities who wishes to accept the Offer should, to the extent permitted by the terms of the Convertible Security and applicable Law, exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Elemental Shares and deposit those Elemental Shares under the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Convertible Securities will have received certificate(s) or a DRS Advice representing the Elemental Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Procedure for Guaranteed Delivery” in Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

The tax consequences to holders of Convertible Securities of exercising or not exercising such securities are not described in the Existing Offer to Purchase and Circular. Holders of such Convertible Securities should consult their own tax advisors with respect to the potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

REPORTING CURRENCIES

Unless otherwise indicated, all references to “C$” or “dollars” herein and in the Existing Offer to Purchase and Circular refer to Canadian dollars and all references to “US$” refer to United States dollars.

THIRD NOTICE OF VARIATION AND EXTENSION

April 27, 2022

TO: THE HOLDERS OF ELEMENTAL SHARES

As set out in this Third Notice of Variation and Extension, the Offeror has extended the Expiry Time of the Offer to 5:00 p.m. (Toronto time) on May 12, 2022.

Except as otherwise set out in this Third Notice of Variation and Extension, the information, terms and conditions set out in the Existing Offer to Purchase and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Existing Offer to Purchase and Circular continue to be applicable in all respects and this Third Notice of Variation and Extension should be read in conjunction with the Existing Offer to Purchase and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Existing Offer to Purchase and Circular.

Consequential amendments in accordance with this Third Notice of Variation and Extension are deemed to be made, where required, to the Existing Offer Documents.

1.	Time for Acceptance – Extension of the Offer

By notice to the Depositary given on April 27, 2022, the Offeror has extended the Expiry Time from 5:00 p.m. (Toronto time) on April 27, 2022 to 5:00 p.m. (Toronto time) on May 12, 2022. Accordingly, the definition of “Expiry Date” and “Expiry Time” in the Existing Offer to Purchase and Circular are hereby deleted and replaced by the following:

“Expiry Date” means May 12, 2022 or such earlier or later date or dates as may be fixed by the Offeror from time to time as provided in Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror; and

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such earlier or later time or times and such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Original Offer to Purchase, “Extension, Variation or Change of the Offer”, unless the Offer is withdrawn by the Offeror.

In addition, all references to: (a) “5:00 p.m. (Toronto Time) on April 27, 2022” in the Existing Offer Documents are hereby deleted and replaced with “5:00 p.m. (Toronto Time) on May 12, 2022”; and (b) “April 27, 2022” in the Existing Offer Documents are hereby deleted and replaced with “May 12, 2022”

2.	Manner of Acceptance

The Offer may be accepted by Shareholders in the manner set forth in Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

3.	Take Up of and Payment for Deposited Shares

The Offeror will take-up and pay for tendered Elemental Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Original Offer to Purchase, “Take Up of and Payment for Deposited Shares”.

4.	Right to Withdraw Deposited Shares

Applicable securities Laws provide that Shareholders may withdraw Elemental Shares deposited under the Offer at any time before the expiration of the date that is 10 days from the date of this Third Notice of Variation and Extension, being 11:59 p.m. (Toronto time) on May 9, 2022.

Additionally, Shareholders have the right to withdraw Elemental Shares deposited under the Offer under the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Right to Withdraw Deposited Shares”.

5.	Amendments and Variations to Offer Documents

The Existing Offer Documents shall be read together with this Third Notice of Variation and Extension in order to give effect to the amendments and variations to the Existing Offer Documents set forth herein.

6.	Offeree’s Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or a notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

7.	Directors’ Approval

The contents of this Third Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the Gold Royalty Board.

CERTIFICATE OF GOLD ROYALTY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 27, 2022

/s/ David Garofalo	/s/ Josephine Man
David Garofalo	Josephine Man
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board

/s/ Alan Hair	/s/ Ken Robertson
Alan Hair	Ken Robertson
Director	Director

Questions? Need Help Tendering?

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

70 University Avenue,

Suite 1440

Toronto, ON, M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail: assistance@laurelhill.com

FOR DEPOSITING SHARES

By E-mail:

elemental-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Any questions or requests for assistance or additional copies of the Offer to Purchase and Circular may be directed by the Shareholders to the Information Agent and Depositary as set out above.

To keep current with further developments and information about the Offer, visit

www.goldroyalty.com/elemental-offer/.